Exhibit 107

Calculation of Filing Fee Tables

SC TO-T
(Form Type)

Akili, Inc.
(Name of Subject Company – Issuer)

Alpha Merger Sub, Inc.
(Names of Filing Persons — Offeror)

Virtual Therapeutics Corporation
(Names of Filing Persons — Parent of Offeror)

Table 1: Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$35,000,000	0.00014760	$5,166
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$35,000,000
Total Fees Due for Filing			$5,166
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$5,166

* The transaction valuation is based on the maximum aggregate consideration payable of $35,000,000, which is based upon $0.4340 price per share of common stock of Akili, Inc. (“Akili”) to be acquired by Alpha Merger Sub, Inc., par value $0.0001 per share (the “Shares”), and consists of (i) $34,169,338 with respect to holders of 78,726,725 issued and outstanding Shares, (ii) $39,956 with respect to holders of 911,000 in-the-money stock options (with such amount being net of the applicable exercise prices therefor) and (iii) $790,706 with respect to holders of restricted stock units for 1,821,799 Shares. The calculation of the filing fee is based on information provided by Akili, Inc. as of May 23, 2024.

**  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2024 beginning on October 1, 2023, issued on August 25, 2023, by multiplying the transaction valuation by 0.00014760.